SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Jesse A. Lynn, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

On May 29, 2018, the Issuer announced its intention to commence an offering to exchange up to 37,154,236 common units of CVR Refining, LP for shares of the Issuer’s common stock at an exchange ratio of one common unit of CVR Refining, LP for 0.6335 shares of the Issuer’s common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in a prospectus/offer to exchange that was filed with the Securities and Exchange Commission on the date hereof as a part of the Issuer’s registration statement on Form S-4 (“registration statement”) and certain of the Reporting Persons’ Tender Offer Statement on Schedule TO. The commencement of the contemplated offer is subject to the effectiveness of the registration statement.

The consummation of the contemplated exchange is subject to the Issuer’s stockholders having approved, as and to the extent required by the New York Stock Exchange, the issuance of shares of the Issuer’s common stock pursuant to the contemplated offer. The Reporting Persons own approximately 82.0% of the outstanding common stock of the Issuer and intend to approve the issuance of the shares of the Issuer’s common stock pursuant to the offer.

Icahn Enterprises Holdings L.P. and American Entertainment Properties Corp. directly own 3,750,000 common units and 2,000,000 common units of CVR Refining, LP, respectively, representing approximately 2.5% and 1.4% of the outstanding common units of CVR Refining, LP, respectively. Neither Icahn Enterprises Holdings L.P. nor American Entertainment Properties Corp. will exchange its common units of in the contemplated offer. Collectively, these 5,750,000 common units represent approximately 3.9% of the outstanding common units of CVR Refining, LP.

Assuming the maximum number of 37,154,236 common units are properly tendered and exchanged by the Issuer, the Reporting Persons and entities affiliated with the Reporting Persons (including the Issuer) will hold 95% of the outstanding common units of CVR Refining, LP. The contemplated offer offer is conditioned upon, among other things, a sufficient number of common units of CVR Refining, LP having been properly tendered and not validly withdrawn such that, following consummation of the exchange, the Reporting Persons and entities affiliated with the Reporting Persons (including the Issuer) will own more than 80% of the common units of CVR Refining, LP.

Pursuant to the partnership agreement of CVR Refining, LP, once the general partner of CVR Refining, LP and its affiliates (which affiliates include the Reporting Persons and the Issuer) own more than 80% of the common units of CVR Refining, LP, the general partner and its affiliates will have the right, but not the obligation, to purchase all, but not less than all, of the common units of CVR Refining, LP held by unaffiliated unitholders of CVR Refining, LP at a price not less than their then-current market price, as calculated pursuant to the terms of the partnership agreement.

Accordingly, the Reporting Persons and the Issuer will be entitled to exercise this call right after the consummation of the contemplated exchange. Pursuant to the partnership agreement, the general partner is not obligated to obtain a fairness opinion regarding the value of the common units of CVR Refining, LP to be repurchased by it upon exercise of the call right. Pursuant to the partnership agreement, the general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the call right. The Reporting Persons and the Issuer have no current plans to exercise the call right at this time or upon the consummation of the contemplated exchange. However, there can be no assurance that the general partner and its affiliates will not exercise the call right in the future.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp, its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp, its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

[Signature Page of Amendment No. 24 to Schedule 13D – CVR Energy, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary and Treasurer

/s/ Carl C. Icahn
Name: Carl C. Icahn

[Signature Page of Amendment No. 24 to Schedule 13D – CVR Energy, Inc.]